EXHIBIT 11
CSB BANCORP, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2010	2009
(dollars in thousands, except per share data)
Basic Earnings Per Share
Net income	$737	$896
Weighted average common shares	2,734,799	2,734,799
Basic Earnings Per Share	$0.27	$0.33

Diluted Earnings Per Share
Net income	$737	$896
Weighted average common shares	2,734,799	2,734,799
Weighted average effect of assumed stock options	—	—

Total	2,734,799	2,734,799

Diluted Earnings Per Share	$0.27	$0.33

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